                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of l934

                           (Amendment No.       1       )/1/
                                          --------------




                            ATRIX LABORATORIES, INC.
                            ------------------------
                                (Name of Issuer)




                         Common Stock, $0.001 par value
                         ------------------------------
                         (Title of Class of Securities)




                                    04962L101
                                    ---------
                                 (CUSIP Number)




                                December 31, 2003
                                -----------------
             (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed.

         [X] Rule 13d-1(b)

         [ ] Rule 13d-1(c)

         [ ] Rule 13d-1(d)


       /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  04962L101

1)  Names of Reporting Persons
    I.R.S. Identification Nos. of Above Persons (Entities Only)

    TimesSquare Capital Management, Inc.
    06-0861092


2)  Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a) [ ]
                                                                (b) [ ]


3)  SEC Use Only



4)  Citizenship or Place of Organization

    Delaware



                    (5)  Sole Voting Power          0
Number of
                    ------------------------------------------------------------
Shares
Beneficially        (6)  Shared Voting Power        1,036,600
Owned
                    ------------------------------------------------------------
By Each
Reporting           (7)  Sole Dispositive Power     0
Person
                    ------------------------------------------------------------
With
                    (8)  Shared Dispositive Power   1,187,108


9)  Aggregate Amount Beneficially Owned by Each Reporting Person

    1,187,108


10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                                                                [ ]


11) Percent of Class Represented by Amount in Row 9

    5.5%


12) Type of Reporting Person (See Instructions)

    IA

CUSIP No.  04962L101

1)  Names of Reporting Persons
    I.R.S. Identification Nos. of Above Persons (Entities Only)

    CIGNA Corporation
    06-1059331


2)  Check the Appropriate Box if a Member of a Group (See Instructions)

                                                              (a) [ ]
                                                              (b) [ ]


3)  SEC Use Only



4)  Citizenship or Place of Organization

    Delaware



                    (5)  Sole Voting Power          0
Number of
                    ------------------------------------------------------------
Shares
Beneficially        (6)  Shared Voting Power        1,036,600
Owned
                    ------------------------------------------------------------
by Each
Reporting           (7)  Sole Dispositive Power     0
Person
                    ------------------------------------------------------------
With
                    (8)  Shared Dispositive Power   1,187,108


9)  Aggregate Amount Beneficially Owned by Each Reporting Person

    1,187,108


10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                                                             [ ]


11) Percent of Class Represented by Amount in Row 9

    5.5%


12) Type of Reporting Person (See Instructions)

    HC

                                    Item l(a)

Name of Issuer:   ATRIX LABORATORIES, INC.

                                    Item l(b)

Address of Issuer's Principal Executive Offices:  2579 Midpoint Drive
                                                  Fort Collins, CO 80525

                                    Item 2(a)

Name of Persons Filing:    TimesSquare Capital Management, Inc. ("TimesSquare")
                           CIGNA Corporation ("CIGNA")

This statement is filed on behalf of each of TimesSquare and CIGNA pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

                                    Item 2(b)

Address of Principal Business Office or, if none, Residence:

TimesSquare:      Four Times Square, 25th Floor
                  New York, NY 10036

CIGNA:            One Liberty Place
                  Philadelphia, PA 19192

                                    Item 2(c)

Citizenship:      TimesSquare and CIGNA are both Delaware corporations.

                                    Item 2(d)

Title of Class of Securities:         Common Stock, $0.001 par value

                                    Item 2(e)

CUSIP Number:     04962L101

                                     Item 3

This statement is filed by TimesSquare pursuant to sections 240.l3d-l(b), or 240.13d-2(b) or (c), on the basis that TimesSquare is an investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).

This statement is filed by CIGNA pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), on the basis that CIGNA is a parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G).

                                     Item 4

Ownership. The following ownership information is as of December 31, 2003.

(a)     Amount Beneficially Owned: 1,187,108 shares*

(b)     Percent of Class: 5.5%*

        Percent of class is based on 21,455,772 shares of Common Stock outstanding as of October 31, 2003 as reported in the Issuer's Form 10-Q for the quarterly period ended September 30, 2003 filed with the Securities and Exchange Commission on November 19, 2003.

(c) Number of shares as to which the person has:

        (i)   sole power to vote or to direct the vote 0

        (ii)  shared power to vote or to direct the vote 1,036,600*

        (iii) sole power to dispose or to direct the disposition of   0

        (iv)  shared power to dispose or to direct the disposition of 1,187,108*

         * All of the shares reported in Item 4(a) are owned by investment advisory clients of TimesSquare. In its role as investment adviser, TimesSquare has dispositive power with respect to these shares and voting power with respect to certain of these shares. TimesSquare shares dispositive power with certain clients as to 88,800 of these shares. As the ultimate parent company of TimesSquare, CIGNA may be deemed to beneficially own the 1,187,108 shares that may be deemed to be beneficially owned by TimesSquare and to share voting and dispositive power with TimesSquare.

                                     Item 5

Ownership of Five Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

                 Not applicable

                                     Item 6

Ownership of More than Five Percent on Behalf of Another Person.

The shares of Common Stock reported on in this statement are owned by investment advisory clients of TimesSquare, and such clients have the right to receive dividends from and proceeds from the sale of such shares. To TimesSquare's knowledge, the interest of no one of these clients relates to more than 5% of the class.

                                     Item 7

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

TimesSquare (Item 3 classification IA) is the subsidiary which may be deemed to have acquired beneficial ownership of the shares of the Issuer's Common Stock that are being reported on by CIGNA, the parent holding company.

                                     Item 8

Identification and Classification of Members of the Group.

                 Not applicable.

                                     Item 9

Notice of Dissolution of Group.

                 Not applicable.

                                     Item l0

Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 12, 2004


TIMESSQUARE CAPITAL MANAGEMENT, INC.



Signature:      /s/ Timothy F. Roberts
          -------------------------------------------------------------------


Name/Title: Timothy F. Roberts
            Vice President and Compliance Officer


CIGNA CORPORATION



Signature:      /s/ Kathryn Pietrowiak
          -------------------------------------------------------------------


Name/Title:  Kathryn Pietrowiak
             Assistant Corporate Secretary

                            EXHIBIT 1 TO SCHEDULE 13G



                             JOINT FILING AGREEMENT


        In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, $0.001 par value, of ATRIX LABORATORIES, INC., and further agree that this Joint Filing Agreement be included as an exhibit to such joint filing. In evidence thereof, the undersigned being duly authorized, hereby execute this Agreement this 12th day of February 2004.


                                TIMESSQUARE CAPITAL MANAGEMENT, INC.



                                By: /s/ Timothy F. Roberts
                                   ---------------------------------------------
                                   Name:   Timothy F. Roberts
                                   Title:  Vice President and Compliance Officer



                                CIGNA CORPORATION



                                By: /s/ Kathryn Pietrowiak
                                   ---------------------------------------------
                                   Name:   Kathryn Pietrowiak
                                   Title:  Assistant Corporate Secretary